Exhibit 21

Subsidiaries of the Registrant
Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Percentage Owned

Tix4Tonight, LLC	Nevada	100%

Exhibit Merchandising, LLC	Nevada	100%

Tix Productions, Inc.	Utah	100%